Exhibit 4.16

Specific terms in this exhibit have been redacted because confidential treatment for those terms has been requested. The redacted terms have been marked with three asterisks [***]. The unredacted material has been separately filed with the Securities and Exchange Commission.

AMENDED AND RESTATED MOBILE GAME DEVELOPMENT AGREEMENT

(Cover Page)

Garena	Garena Online Private Limited, a Singapore company

Garena Address for Notice	1 Fusionopolis Place #17-10, Galaxis, Singapore 138522 Attn: General Counsel Email: legal@garena.com

Tencent	Proxima Beta Private Limited, a Singapore company.

Tencent Address for Notice	See Section 12.6 of Terms and Conditions

Effective Date	April 29, 2016; amended and restated as of 8 March 2018

Branded Game

“Branded Game” means a Mobile Version of an interactive entertainment product known as “Strike of Kings (傳說對決)” or “Realm of Valor” (or such other name as the parties hereto mutually agree upon, each a “Game Title”) and that is in the genre of multiplayer online battle arena (“MOBA”) and uses the Licensed IP.

“Mobile Version” means a version of a product capable of operation on a mobile or portable device (including tablets, smart phones, virtual reality headsets, and HTML5 products or products accessible via a mobile web browser). Mobile Versions also include products that operate on any past, present or future mobile operating systems such as Android, iOS, and Windows Phone.

Tencent Territory	Worldwide, except the Garena Territory.

Garena Territory	Hong Kong, Macau, Taiwan, Singapore, Thailand, Malaysia, Vietnam, Indonesia and Philippines

Term; Renewal

Term: The Term begins on the Effective Date and continues for three years from the Effective Date unless (a) both parties mutually agree in writing to extend the Term at least thirty (30) days prior to the expiry of the Term, or (b) Commercial Launch occurs in either Tencent Territory or Garena Territory. Upon the Commercial Launch of the Branded Game, this Agreement shall continue in full force and effect until terminated pursuant to Section 8.2 or 8.3 of the Terms and Conditions attached hereto as Attachment 1 or pursuant mutual agreement between the parties hereto in writing (the “Term”).

Mobile Game Development Agreement	Tencent Confidential

[***]	[***]

Garena Bank Information	[***]

Tencent Bank Information	[***]

Exclusivity	[***]

Sublicensing

Sublicense Rights. Tencent may, in accordance with this paragraph, sublicense its rights to operate Branded Games under this Agreement to one or more third parties (each, a “Local Operator”) in a jurisdiction in the Tencent Territory (the “Tencent Sublicense Territory”), for the purpose of making Branded Games available via the Local Operator’s platform in the Tencent Sublicense Territory, pursuant to a written agreement with each Local Operator upon prior written notice to Garena. [***]

Garena may, in accordance with this paragraph, sublicense its rights to operate Branded Games under this Agreement to one or more Local Operators in a jurisdiction in the Garena Territory (the “Garena Sublicense Territory”), for the purpose of making Branded Games available via the Local Operator’s platform in the Garena Sublicense Territory, pursuant to a written agreement with each Local Operator upon prior written notice to Tencent. [***]

Attachments	Attachment 1 – Terms and Conditions

This Amended and Restated Mobile Game Development Agreement, which consists of this Cover Page, the Terms and Conditions attached as Attachment 1 and the other Attachments listed above, each of which are incorporated by reference (collectively, the “Agreement”) is entered into as of the Effective Date and amended and restated as of 8 March 2018 between Tencent and Garena. This Agreement is effective as of the Effective Date and contains the terms and conditions under which Garena grants Tencent the right to make available Branded Games.

Agreed and signed by each party’s duly authorized representative:

Mobile Game Development Agreement	2	Tencent Confidential

“Tencent”		“Garena”

Proxima Beta Private Limited		Garena Online Private Limited

Name:		Name:	Li Xiaodong
Title:		Title:	Group CEO
Signature:	/s/ (Company chop is affixed)	Signature:	/s/ Li Xiaodong

Mobile Game Development Agreement	3	Tencent Confidential

ATTACHMENT 1

TERMS AND CONDITIONS

These Terms and Conditions form a part of the Agreement between Tencent and Garena identified on the Cover Page to which these Terms and Conditions are attached. The parties agree as follows:

1.	DEFINITIONS

1.1 “Business Day” means any day other than a Saturday, Sunday or statutory holiday in the People’s Republic of China or Singapore.

1.2 “Commercial Launch” means the Branded Game is made commercially available to an unlimited number of end users that are not each required to apply for and/or use a code in order to access the Branded Game, Game Data will not be removed, and Tencent or Garena, as applicable, fully enables the monetization features and initiates more than a de minimus amount of public marketing support for the Branded Game.

1.3 “Game Data” means, except for the Tencent Platform Data, Garena Platform Data and Personal Data, ANY data and record that stores permanent and persistent information about the state of play in Branded Games, including but not limited to data regarding teams, competitors, in-game achievements, Game Virtual Items, logs, and other data generated within any of the Licensed IP, submitted by an end user directly into a Branded Game, or otherwise generated or collected directly in a Branded Game.

1.4 “Game Virtual Currency” means any virtual currency or other denotation of value that is made available only within a Branded Game, which may be used by an end user to purchase Game Virtual Items.

1.5 “Game Virtual Items” means items, item sets, avatars, attributes, abilities, skills, skill levels, services, “VIP” status privileges, or other in-game consumables, features or functionality (whether representing an actual or fictional item) which may be acquired or used by an end user within a Branded Game. In some instances, Game Virtual Items may be purchased using Game Virtual Currency.

1.5A “Garena Virtual Currency” means any virtual currency that is made available within the Garena Platform, but that may not be converted or exchanged for real goods or hard currency.

1.5B “Garena Platform” means the video game platforms that are hosted, held, controlled, or operated by Garena or its permitted Local Operators through a PC or mobile network.

1.5C “Garena Platform Data” means any data or information that is submitted by an end user through the Garena Platform or otherwise collected by Garena as a result of an end user’s access or use of the Garena Platform, including user name, password, profile, social graph data, Garena ID and email address.

1.6 “Garena IP” means the Garena Marks and all other works of authorship or other material or information relating thereto owned, controlled, developed, licensable, or sublicensable by Garena or its affiliates during the Term, including: (a) text, video, visual displays, scripts, literary treatments, characters, character skills and abilities, character biographies and background stories, backgrounds, environments, rules and play patterns, and other elements visible to the user of a game or other product; (b) all sounds, sound effects, sound tracks, and other elements audible to the user of a game or other product; (c) all methods in which the user interacts with the characters, backgrounds, environments, or other elements of a game or other product; (d) the distinctive and particular elements of design, organization, presentation, “look and feel,” layout, user interface, navigation, trade dress, and stylistic convention (including the digital implementations) within a game or other product and the total appearance and impression substantially formed by the combination, coordination and interaction of these elements; (e)source code and object code; (f) any other proprietary elements of a game; (g) client or “app” software that is installed on an end user’s mobile device to enable the end user to play a Branded Game; (h) server software and databases; (i) manuals, specifications, user guides, Frequently-Asked-Questions, and other documentation; (j) any other material or information; (k) all derivative works of the Garena IP made by or on behalf of Tencent or its affiliates (“Branded Materials”); (l) all other Upgrades or modifications, improvements, or derivative works to any of the items listed in (a) through (k) including any such Upgrades or modifications, improvements, or derivative works produced hereunder.

1.7 “Garena Marks” mean all trade marks, service marks, words, taglines, names, symbols, devices, designs, indicia of origin, short phrases, and short sayings, including titles, logos, product designs, product features, character names, nicknames, personas, sounds, place names, scenes, things, and events, as well as any translations, foreign language equivalents, and combinations, in each case owned by Garena or its affiliates.

Mobile Game Development Agreement	4	Tencent Confidential

1.8 “Licensed IP” means the Garena IP which Tencent incorporates into the Branded Game or otherwise uses in developing, publishing, distributing, operating, marketing, advertising, promoting or exploiting the Branded Game, subject to Garena’s approval pursuant to Section 3.3. For the avoidance of doubt, all Branded Materials shall be considered Licensed IP.

1.9 “Licensed Marks” means all elements of Garena Marks which Tencent incorporates into the Branded Game or otherwise uses in developing, publishing, distributing, operating, marketing, advertising, promoting or exploiting the Branded Game, subject to Garena’s approval pursuant to Section 3.3.

1.10 “Personal Data” means any data or information that can be used, individually or together with other information, to identify, contact, or locate an end user, including a person’s name, mailing address, email address, Tencent or Garena ID or similar account ID, telephone number, financial information, or government-issued identifier.

1.11 “Tencent Mark” means a word, name, symbol, device, design, or other designation, or a combination of the preceding items, used by or on behalf of Tencent to identify or distinguish the Branded Game, Tencent services, Tencent entities, or the Tencent Platform, including logos, designs, characters, phrases, titles, artwork, and other creative elements. Tencent Mark does not include any Licensed IP.

1.12 “Tencent Platform” means the social networking, mobile gaming distribution channels, and other platforms that are hosted, held, controlled, or operated by Tencent or its affiliates, including Tencent Games, WeChat/Weixin, TenPay, QQ.com, other Tencent Mobile and e-commerce platforms, and the Internet services platform known as “QQ”.

1.13 “Tencent Platform Data” means any data or information that is submitted by an end user through the Tencent Platform or otherwise collected by Tencent as a result of an end user’s access or use of the Tencent Platform, including user name, password, profile, social graph data, any Tencent ID, and email address.

1.14 “Tencent Virtual Currency” means any virtual currency that is made available within the Tencent Platform, but that may not be converted or exchanged for real goods or hard currency, such as Q Coins.

1.15 “Upgrade” means a modification of, addition to, or extension of a game or other product, correction, update, upgrade, patch, enhancement, extension, or new release, whether combined with the original game or product or distributed, marketed, or sold separately or sold under a different title.

1.16 “affiliate” means with respect to a specified entity, an entity that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, the specified entity. For purposes of this definition, the term “control” (including the terms “controlling”, “controlled by” and “under common control with”) means the possession, direct or indirect, of more than 50% of voting power, through ownership of voting securities, by contract or otherwise.

1.17 Other Terms. Other capitalized terms used but not defined where they initially appear in these Terms and Conditions will have the meanings set forth on the Cover Page.

2.	LICENSE

2.1 Garena License Grant. Subject to the terms and conditions of this Agreement, Garena hereby grants to Tencent under all intellectual property rights owned or licensable by Garena or any affiliate a non-transferable (except in accordance with Section 12.7), sublicenseable (as set forth on the Cover Page) license during the Term to use such Licensed IP solely to develop, market, and distribute the Branded Game in the Tencent Territory. This license includes the rights to: (a)develop, publish, distribute, operate, and exploit the Branded Game (including Upgrades) in the Tencent Territory; (b) use any Licensed Marks associated with the Branded Game to market, advertise, promote, and exploit the Branded Game in the Tencent Territory, including in promotional and marketing materials, domain names and social media identifiers; and (c) use, reproduce, host, perform, display, transmit, broadcast, translate, adapt and otherwise make derivative works of the Licensed IP to be incorporated in the Branded Game. The rights granted by Garena in this Agreement are exclusive as more specifically described on the Cover Page, and include any additional license rights set forth on the Cover Page. Tencent must not use the Licensed IP with any software or other materials that are subject to any third party licenses or restrictions (e.g., open source software licenses) that, when combined with the Licensed IP, would require Garena to disclose, license, distribute or otherwise make all or any part of those Licensed IP (whether alone or with that software or other materials) available to any third party. Rights not expressly granted to Tencent under this Agreement are exclusively reserved to Garena.

Mobile Game Development Agreement	5	Tencent Confidential

2.2 Tencent License Grant. Subject to the terms and conditions of this Agreement, Tencent hereby grants to Garena under all of Tencent’s intellectual property rights in the Branded Game a non-transferrable (except in accordance with Section 12.7), sublicenseable (as set forth on the Cover Page)license during the Term to: (a) publish, distribute, operate and exploit the Branded Game (including Upgrades) in the Garena Territory; (b) use any Tencent Marks associated with the Branded Game to market advertise, promote and exploit the Branded Game in the Garena Territory, including in promotional and marketing materials, domain names and social media identifiers; and (c) use, reproduce, host, perform, display, transmit, broadcast, adapt and translate the Branded Game and other Tencent Materials as necessary to market and make available to end users the Branded Game in the Garena Territory. The rights granted by Tencent in this Agreement are exclusive as more specifically described on the Cover Page, and include any additional license rights set forth on the Cover Page. Rights not expressly granted to Garena under this Agreement are exclusively reserved to Tencent.

2.3 [***]

2.4 Attribution and Proprietary Rights Notices. The Branded Game will include an attribution that identifies Garena as the licensor of the Licensed IP, and an attribution that identifies Tencent as the developer of the Branded Game.

3.	COOPERATION

3.1 Personnel. Garena and Tencent will each appoint a team of qualified personnel to be responsible for fulfilling their respective obligations under this Agreement. Garena and Tencent will ensure that their respective appointed teams will have the necessary resources and capabilities to perform that party’s respective obligations under this Agreement, and that their respective appointed teams will perform their obligations in a professional manner, consistent with best industry standards. However, nothing in this Agreement will be deemed to obligate Tencent to develop or distribute a Branded Game.

3.2 Deliverables. Garena will deliver to Tencent all deliverables in accordance with the specifications as agreed between the Parties from time to time. If Tencent determines that any of the deliverables do not conform to the specifications, then Tencent will issue to Garena a notice of rejection in accordance with Section 12.6 as soon as reasonably practicable. Upon receiving a rejection notice from Tencent that describes the reasons for that rejection, Garena will use commercially reasonable efforts to correct the rejected deliverables and deliver those corrected deliverables for test and evaluation by Tencent within a period to be agreed upon by the parties. The test and evaluation procedures provided in this Section3.2 will be repeated for the corrected deliverables until Tencent accepts those deliverables. In addition, upon Tencent’s request, Garena will provide Tencent with “master copies” of Licensed IP free of charge.

3.3 Garena Approval. Garena will appoint two individuals as the points of contact for reviewing and approving Tencent’s implementation of the Licensed IP in the Branded Game. Tencent will use commercially reasonable efforts to submit to Garena all Branded Materials made by or on behalf of Tencent or its affiliates before such Branded Materials are made available to end users in the Branded Game. If Garena does not respond to Tencent’s request to use such Branded Materials within two Business Days after Tencent sends the request, then the request will be deemed approved. Garena may not reject any Branded Materials without proper reason, and will provide Tencent written notice specifying the reasons for rejection. Tencent may use any Branded Materials without seeking approval if Garena previously approved those Branded Materials and Tencent has not since materially modified the Branded Materials provided always that such Branded Materials are only used in accordance with Section 2.1.

3.4 Distribution.

(a) Tencent. Tencent has the sole right to create, design, edit, manage, host and otherwise control the presentation of Branded Games and the Tencent Platform in the Tencent Territory. Tencent may stop any end user or other transaction, or take other actions to restrict access to or the availability of any Branded Game in the Tencent Territory. Garena has no approval right over Tencent’s operation of Branded Games or distribution of Branded Games in the Tencent Territory.

Mobile Game Development Agreement	6	Tencent Confidential

(b) Maintenance of IP. (i) Garena will maintain all rights to the Licensed IP necessary to grant the rights to Tencent that are granted in this Agreement. (ii) Tencent will maintain all rights to the Branded Game (other than the Licensed IP) and Tencent Materials necessary to grant the rights to Garena that are granted in this Agreement.

3.5 EULA. Tencent will prepare and maintain an end user license agreement (“EULA”) for use of Branded Games by end users in the Tencent Territory. Garena will prepare and maintain an EULA for use of Branded Games by end users in the Garena Territory.

3.6 Compliance. (A) Garena must ensure at all times that all Licensed IP and deliverables provided by Garena comply with this Agreement and all applicable Tencent policies that are communicated to Garena. Distribution of Branded Games by Tencent, or any withdrawal of a Branded Game from the Tencent Platform, does not relieve Garena of its responsibilities to ensure the Licensed IP complies with this Agreement and to perform all of its other obligations under this subsection 3.6(A). (B) Tencent must ensure at all times that the Branded Game (other than the Licensed IP) and Tencent Materials comply with this Agreement and all applicable Garena policies that are communicated to Tencent. Distribution of Branded Games by Garena, or any withdrawal of a Branded Game from Garena channels, does not relieve Tencent of its responsibilities under this subsection 3.6(B).

3.7 License to Tencent Materials. Tencent may provide Garena with access to Tencent technical documentation, software, and other materials (“Tencent Materials”). For the avoidance of doubt, Tencent Materials do not include the Branded Game or any Licensed IP. Subject to the provisions hereunder, Tencent hereby grants Garena a nonexclusive, nontransferrable (except in accordance with Section 12.7), royalty-free license during the Term of this Agreement to use those Tencent Materials only for the purpose of assisting Tencent with the design, development, integration, and testing of the Branded Game in order for Parties to distribute, host, operate, and otherwise exploit the Branded Game under this Agreement. The Tencent Materials are Tencent’s Confidential Information. Garena must not use the Tencent Materials with any software or other materials that are subject to any third party licenses or restrictions (e.g., open source software licenses) that, when combined with the Tencent Materials, would require Tencent to disclose, license, distribute or otherwise make all or any part of those Tencent Materials (whether alone or with that software or other materials) available to any third party.

3.8 Pirated Games. In the event of any third party making available the Branded Game or a substantially similar game to the Branded Game without authorization anywhere in the world during the Term, Tencent or its affiliates is entitled to take legal actions reasonably determined by Tencent (including issue the take-down notice to any relevant third party against that third party) at Tencent’s cost. Garena further agrees to, following Tencent or its affiliates’ request, provide Tencent or its affiliates with all necessary legal documents required under the laws and judicial practice in the relevant jurisdiction for Tencent or its affiliates to take such legal actions, including but not limited to the relevant chain of title documents with respect to Licensed IP sufficient to support that Tencent or its affiliates is entitled to take such legal actions in the jurisdiction.

3.9 Customer Support. Tencent is responsible for providing customer support (if any) for Branded Games to end users in the Tencent Territory.

3.10 Responsibility for Costs. Each party will be responsible for all costs and expenses incurred by it in connection with its performance of this Agreement, unless otherwise expressly provided in this Agreement.

3.11 eSports. Tencent and Garena (and their respective Local Operators) may each host, organize, manage, administer, and otherwise operate eSports events of the Branded Game with professional teams of end users (“eSports”) within the Tencent Territory and Garena Territory, respectively, and may distribute, produce, broadcast, rebroadcast, transmit, publicly perform, publicly display, promote and otherwise exploit eSports broadcasting (including through television, cable, Internet or other transmission) within the Tencent Territory and Garena Territory, respectively. For so long that Tencent operates a worldwide federation of eSports, Garena shall, and shall procure its Local Operators to, use commercial best effort to support Tencent in the establishment of a worldwide federation of eSports, including by reasonably assisting Tencent in the hosting, operation and maintenance of worldwide eSports servers. Tencent shall treat Garena operated eSports as well as or better than all other regional or national eSports.

4.	MARKETING

4.1 Marketing. Tencent will have the sole right to determine the marketing, advertising, and promotion of the Branded Game in the Tencent Territory. Garena will have the sole right to determine the marketing, advertising, and promotion of the Branded Game in the Garena Territory.

Mobile Game Development Agreement	7	Tencent Confidential

5. [***]; PAYMENT; REPORTING; AUDIT

5.1 [***]

5.2 [***]

5.3 Payments and Reports. [***] Payor will pay, or (subject to mutual written agreement of the Parties) cause Payor’s Local Operator to pay the Payor’s [***] via electronic fund transfer to the Payee account set forth on the Cover Page [***] after receipt of an accurate and complete invoice that complies with Payee’s policies. All payments, net of all applicable withholding income taxes if any, will be made in U.S. dollars. If currency conversion is required, payment shall be based on the exchange rate as published by [***].

5.4 Taxes. All payments by Payor to Payee under this Agreement include all applicable taxes, and Payee will be responsible for the payment of all withholding or income taxes owed in connection with this Agreement. Payor reserves the right to withhold only applicable withholding income taxes payable by Payee (but not VAT or other taxes on payments) from amounts due from Payor if required by applicable tax laws, and those amounts due, as reduced by Payor’s withholdings, will constitute full payment to Payee. Payor will furnish to Payee the original receipts or other government certifications evidencing all taxes withheld from such payment promptly after such receipts are available.

5.5 Audit. For so long as Payor publishes, distributes, and operates Branded Games, Payor will keep records regarding the publication, distribution, and operation of the Branded Games. Payee may, no more than once each calendar year, upon 30 calendar days’ prior notice, during the regular business hours of Payor on a mutually agreeable date, have a mutually agreed independent accountant from one of the top four international accounting firms (the “Auditor”) conduct an audit of such records for the sole purpose of verifying that the payments made to Payee conform to Payor’s obligations under this Agreement. Payee will be solely responsible for all costs and expenses of conducting the audit. The Auditor will be required to sign a confidentiality agreement with respect to the records being examined. Payee acknowledges that Payor’s records and the reports and results of any audit contain the Confidential Information of Payor, and are subject to the terms and conditions of Section 7 of this Agreement. Any undisputed underpayment will be paid by Payor [***]. Any overpayment will be credited towards Payor’s next payment to Payee.

6.	DATA; OWNERSHIP

6.1 Data. Garena will not directly or indirectly access or collect any Game Data, Personal Data, or any other data from Tencent’s operation of any Branded Game in the Tencent Territory or from any end user of any Branded Game in the Tencent Territory. Each party will comply with all applicable laws and its policies regarding any data, including Personal Data, that such party obtains in connection with this Agreement.

6.2 Garena Ownership. As between Garena and its affiliates and Tencent, Garena and its affiliates own all intellectual property and proprietary rights in and to all Garena IP (including the Licensed IP), Garena Platform, Garena Platform Data, Game Data and Personal Data within the Garena Territory. Garena and its affiliates own and reserve all right, title, goodwill and interest in and to the Licensed IP subject to the licenses granted in Section 2.1.

6.3 Tencent’s Ownership. As between Tencent and its affiliates and Garena, Tencent and its affiliates own: (a) the Branded Game, the Game Titles, the Game Virtual Items, the Game Virtual Currencies and the marketing materials for the Branded Game, any game-play mechanics, meta and balance of the Branded Game (including without limitation all resources, buffs, skills and abilities available to characters and players of the Branded Game) (b) all hardware (other than end user mobile devices) related to the operation of the Branded Games in the Tencent Territory, all source code of the Branded Game, the Tencent Platform, Game Data and Personal Data within the Tencent Territory, Tencent Platform Data, and Tencent Marks; and (c) all of Tencent’s or its affiliates’ other properties in whatever form, including hardware, software, customer data, user data, design documents, marketing plans, specifications, manuals, know how, technology, methods, idea, concepts, websites, billing systems, anti-hacking software and all other Tencent Materials, and in each case, where applicable, subject to Section 6.2, including Garena’s underlying rights in the Licensed IP (collectively, the “Tencent Property”). Tencent and its affiliates own and reserve all right, title, and interest in and to the Tencent Property. To the extent Garena has applied for copyright or trademark registration in the Branded Game or the Game Titles anywhere in the world, Garena shall promptly cooperate with Tencent to assign all such applications and registrations to Tencent.

Mobile Game Development Agreement	8	Tencent Confidential

6.4 Feedback. For any feedback or suggestions provided by Garena to Tencent or any of its affiliates regarding any Tencent Property, including any modification to any source code that Tencent makes available to Garena (“Feedback”), Garena hereby assigns to Tencent all of Garena’s right, title, and interest in and to the Feedback, including all intellectual property and proprietary rights. Accordingly, Feedback is also Tencent Property. For the avoidance of doubt, Feedback shall not include any Licensed IP.

7.	CONFIDENTIAL INFORMATION

7.1 “Confidential Information” means any: (a) proprietary information of a party to this Agreement disclosed by one party to the other that is in written, graphic, machine readable or other tangible form and is marked “Confidential” or “Proprietary” or in some other manner to indicate its confidential nature; and (b)all information collected or developed by a party regarding its customers. Confidential Information also include oral disclosures if that information would reasonably be understood to be confidential from the context of disclosure. Tencent Platform Data, Game Data and Personal Data collected within the Tencent Territory is Tencent’s Confidential Information. Garena Platform Data, Game Data and Personal Data collected within the Garena Territory is Garena’s Confidential Information.

7.2 Exceptions. Confidential Information will not include any information that: (a) was publicly known and made generally available prior to the time of disclosure by the disclosing party; (b) becomes publicly known and made generally available after disclosure by the disclosing party to the receiving party through no action or inaction of the receiving party; (c) is already in the possession of the receiving party at the time of disclosure; (d) is obtained by the receiving party from a third party without a breach of that third party’s obligations of confidentiality; or (e) is independently developed by the receiving party without use of or reference to the disclosing party’s Confidential Information.

7.3 Non-Use and Non-Disclosure. Each party will: (a) treat as confidential all Confidential Information of the other party; (b) not disclose that Confidential Information to any third party, except on a “need to know” basis to third parties that have signed a non-disclosure agreement containing provisions substantially as protective as the terms of this Section provided that the disclosing party has obtained the written consent to that disclosure from the other party; and (c) will not use that Confidential Information except in connection with performing its obligations or exercising its rights under this Agreement. Each party is permitted to disclose the other party’s Confidential Information if required by law or stock exchange listing rules so long as the other party is given prompt written notice of that requirement prior to disclosure and assistance in obtaining an order protecting that information from public disclosure.

8.	TERM AND TERMINATION

8.1 Term. This Agreement commences upon the Effective Date and continues for the Term specified on the Cover Page.

8.2 Termination for Material Breach. Either party may terminate this Agreement if the other party does not cure its material breach of this Agreement within 30 days of receiving written notice of the material breach from the non-breaching party. Termination in accordance with this Section 8.2 will take effect when the breaching party receives written notice of termination from the non-breaching party, which notice must not be delivered until the breaching party has failed to cure its material breach during the 30-day cure period. If either party disputes in good faith whether a material breach of this Agreement has occurred, that dispute will be resolved in accordance with the arbitration procedure set forth in Section 12.5. This Agreement including the license grant will remain in effect unless the arbitrators have finally determined that a material breach has occurred and within 30 days of such determination, the breaching party has failed to cure the material breach.

8.3 Insolvency. A party may immediately terminate this Agreement upon written notice to the other party if the other party is subject to proceedings in bankruptcy or insolvency, voluntarily or involuntarily, if a receiver is appointed with or without the other party’s consent, if the other party assigns its property to its creditors or performs any other act of bankruptcy, or if the other party becomes insolvent and cannot pay its debts when they are due.

Mobile Game Development Agreement	9	Tencent Confidential

8.4 Effects of Termination or Expiration. Upon the expiration or termination of this Agreement:

(a) Unless either party (the “Terminating Party”) terminates this Agreement for the other party’s (the “Terminated Party”) uncured material breach of this Agreement, the Terminating Party will pay to the Terminated Party all [***], as applicable, that the Terminating Party owes to the Terminated Party as of the date of termination or expiration under this Agreement.

(b) Following any termination or expiration, both parties may fulfill any purchase of a Branded Game or Game Virtual Item that was pending as of the date that the termination or expiration takes effect. Unless the Terminating Party determines otherwise, any termination or expiration will not affect further access, downloads or re-downloads of Branded Games, Game Virtual Currency, or Game Virtual Items by end users who have purchased a Branded Game, Game Virtual Currency, or Game Virtual Items before the date the termination or suspension takes effect, nor their rights in previously-downloaded Branded Games, Game Virtual Currency, or Game Virtual Items.

(c) Terminating Party is not obligated to return copies of any materials received from the Terminated Party to the Terminated Party, subject to Section 7 above.

(d) The parties may, for a period of three calendar months after the expiration or termination date, continue to provide the Branded Games, Game Virtual Currency, and Game Virtual Items in the Tencent Territory and Garena Territory respectively (“Grace Period”), and the parties will discuss in good faith how Game Virtual Items are handled appropriately to the reasonable satisfaction of each party and in compliance with applicable laws and regulations. Within the Grace Period, the parties will encourage end users to consume all Game Virtual Currency and Game Virtual Items before the end of the Grace Period. At the end of the Grace Period, both parties may refund to end users the value of their unused Game Virtual Currency and the value of their unused valid Game Virtual Items in proportion to the remaining time before expiration in Tencent Virtual Currency, or some other manners, as reasonably determined by Tencent or Garena with respect to Tencent Territory and Garena Territory respectively. Garena will return to Tencent any [***] amounts based on the [***] no later than 30 Business Days after the completion of the Grace Period. Tencent will return to Garena any [***] amounts based on the [***] no later than 30 Business Days after the completion of the Grace Period. After the end of the Grace Period, Tencent will cease using any Licensed IP for any purpose, and Garena will cease using any Tencent Property for any purpose.

8.5 Survival of Certain Obligations. The following provisions will survive the termination or expiration of this Agreement: Sections 6 through 12, and any other provisions that, by their nature, are intended to survive. All liabilities that accrued prior to termination will also survive termination or expiration of this Agreement.

9.	REPRESENTATIONS AND WARRANTIES

9.1 Authorization; Compliance with Laws. Each party represents and warrants that: (a) it is duly organized, validly existing, and in good standing in the jurisdiction stated in the preamble to this Agreement; (b) the execution and delivery of this Agreement by such party has been duly and validly authorized; (c) this Agreement constitutes a valid, binding, and enforceable obligation of such party; and (d) such party will comply with all applicable laws, rules, and regulations of any applicable governmental body in performing under this Agreement.

9.2 No Conflict. Each party represents and warrants that it will not grant any rights under any future agreement, nor will it permit or suffer any lien, obligation, or encumbrance that will conflict with the full enjoyment by such party of its rights under this Agreement.

9.3 Right to Make Full Grant. Each party represents and warrants that it has and will have all requisite rights to fully perform its obligations under this Agreement and to grant to the other party all rights granted under this Agreement free and clear of all agreements, liens, adverse claims, encumbrances, and interests of any person or entity, including such party’s employees, contractors, and its contractors’ employees and agents.

9.4 Performance and Licensed IP. (A) Garena represents and warrants that: (a) the media on which Licensed IP are delivered will be free of defects in materials and workmanship; (b) the materials and information provided as part of the Licensed IP are accurate in all material respects; and (c) Tencent will be able to fully use the Licensed IP without the use of any tools or other computer programs. If Garena breaches a representation or warranty in this Section 9.4(A), Garena will promptly repair or replace a defective item or deliver a missing item. (B) Tencent represents and warrants that: (a)the media on which the Branded Game and Tencent Materials are delivered will be free of defects in materials and workmanship; (b)the materials and information provided as part of the Branded Game (except for the Licensed IP) and Tencent Materials are accurate in all material respects; and (c) Garena will be able to fully use the Branded Game and Tencent Materials without the use of any tools or other computer programs. If Tencent breaches a representation or warranty in this Section9.4(B), Tencent will promptly repair or replace a defective item or deliver a missing item.

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9.5 Third Party Materials. (A) Garena represents and warrants that the Licensed IP will not contain any software code that is subject to a license requiring, as a condition of use, modification, or distribution of the software code, that the software code or other software code combined or distributed with it be: (a) disclosed or distributed in source code form; (b) licensed for the purpose of making derivative works; or (c) redistributable at no charge. (B) Tencent represents and warrants that the Branded Game (except for the Licensed IP) and Tencent Materials will not contain any software code that is subject to a license requiring, as a condition of use, modification, or distribution of the software code, that the software code or other software code combined or distributed with it be: (a) disclosed or distributed in source code form; (b) licensed for the purpose of making derivative works; or (c) redistributable at no charge.

9.6 Services. Each party represents and warrants that any services it performs under this Agreement will be performed in a timely, competent, professional, and workmanlike manner by qualified personnel.

9.7 Legal Proceedings. (A) Garena represents and warrants that: (a) Garena is not involved in any legal proceeding (litigation, arbitration, mediation, or otherwise) relating to any Licensed IP; (b) Garena has not received notice of a claim relating to any Licensed IP; and (c) Garena is not aware of any facts or circumstances that might lead to a legal proceeding relating to any Licensed IP. (B) Tencent represents and warrants that: (a) Tencent is not involved in any legal proceeding (litigation, arbitration, mediation, or otherwise) relating to any Tencent Marks or Tencent Materials to be used in the Branded Game or any marketing materials therefor; (b) Tencent has not received notice of a claim relating to any Tencent Marks or Tencent Materials to be used in the Branded Game or any marketing materials therefor; and (c) Tencent is not aware of any facts or circumstances that might lead to a legal proceeding relating to any Tencent Marks or Tencent Materials to be used in the Branded Game or any marketing materials therefor.

9.8 Non-infringement. (A) Garena represents and warrants that: (a)none of the Licensed IP infringes, misappropriates, or otherwise violates the rights of a third party nor will cause Tencent’s distribution, use, or reproduction of a Branded Game or any related item to infringe, misappropriate, or otherwise violate the rights of a third party; and (b) Garena does not know of a third party that is infringing Garena’s rights to any of the LicensedIP. (B) Tencent represents and warrants that: (a)none of the Tencent Marks and Tencent Materials or any other materials or marks made by or on behalf of Tencent or its affiliates to be used in the Branded Game or in any marketing materials therefor infringes, misappropriates, or otherwise violates the rights of a third party; (b)none of the Tencent Marks and Tencent Materials, or any other materials or marks made by or on behalf of Tencent or its affiliates to be used in the Branded Game or in any marketing materials therefor will cause Garena’s distribution, use, or reproduction of a Branded Game or any related item to infringe, misappropriate, or otherwise violate the rights of a third party; and (c)Tencent does not know of a third party that is infringing Tencent’s rights to any Tencent Marks or Tencent Materials to be used in the Branded Game or any marketing materials therefor.

10.	INDEMNIFICATION

10.1 Indemnification. Each party (the “Indemnifying Party”) will indemnify, defend, and hold harmless the other party and its affiliates and their directors, officers, and employees (the “Indemnified Party”) from and against all taxes, losses, damages, liabilities, costs, and expenses, including attorneys’ fees and other legal expenses, arising directly or indirectly from or in connection with: (a) any breach by the Indemnifying Party or its employees or agents of any of the warranties or representations contained in this Agreement; (b) any failure of the Indemnifying Party to perform services under this Agreement in accordance with all applicable laws, rules, and regulations; (c) any violation or claimed violation of a third party’s rights resulting in whole or in part from the Indemnified Party’s exercise of its license rights under this Agreement; or (d) the Indemnifying Party’s negligence or willful misconduct.

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10.2 Procedure. Tencent will promptly notify Garena of any claim that is subject to this Section 10, and will permit Garena to assume and control the defense of that claim. Tencent will, however, have the right to employ separate counsel and participate in the defense of claims. Garena will have the sole authority to defend, compromise, settle, or otherwise dispose of claim, but Garena will not agree to any disposition or settlement of a claim that admits liability or imposes duties of performance or payment on Tencent without Tencent’s prior written consent. If the parties agree to settle a claim, Garena will not publicize the settlement without first obtaining Tencent’s written permission.

10.3 Intellectual Property Infringement. If any claim concerning an intellectual property right of a third party could prevent or limit either party’s (the “Affected Party”) exercise of the rights and licenses granted to it hereunder, the other party will, in addition to its obligations under Section 10.1, take one of the following actions at its sole expense with respect to the Licensed IP that is not made by or on behalf of Tencent or its affiliates (where Tencent is the Affected Party) or with respect to the Branded Game (other than the Licensed IP) and the Tencent Materials (where Garena is the Affected Party):

(a) procure for the Affected Party the right to continue exercise of its rights to the infringing content;

(b) modify or amend the relevant content so that it no longer infringes the third party’s rights; or

(c) replace the infringing content with an item that has substantially the same or better capabilities that does not infringe the third party’s rights.

11.	LIMITATION OF LIABILITY

11.1 Disclaimer of Warranties. ALL PERFORMANCE BY EACH PARTY AND ITS AFFILIATES IS PROVIDED “AS IS.”EACH PARTY AND ITS AFFILIATES MAKE NO REPRESENTATIONS OR WARRANTIES OF ANY KIND WITH RESPECT TO ANY BRANDED GAME OR LICENSED IP OR OTHERWISE, WHETHER EXPRESS, IMPLIED, OR STATUTORY, INCLUDING IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT, QUALITY, OR ACCURACY. EACH PARTY ACKNOWLEDGES AND AGREES THAT THE OTHER PARTY CANNOT ENSURE THAT ANY MATERIAL SUBMITTED BY OR ON BEHALF OF THAT OTHER PARTY WILL BE PROTECTED FROM THEFT OR MISUSE, AND THAT OTHER PARTY WILL HAVE NO LIABILITY ARISING FROM A FAILURE OF ANY SECURITY TECHNOLOGY OR PROCEDURE OR OF ANY END USER TO COMPLY WITH THE EULA.

11.2 Disclaimer of Consequential Damages. NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS AGREEMENT, NEITHER PARTY WILL, UNDER ANY CIRCUMSTANCES, BE LIABLE TO THE OTHER PARTY FOR CONSEQUENTIAL, INCIDENTAL, SPECIAL, PUNITIVE, OR EXEMPLARY DAMAGES ARISING OUT OF OR RELATED TO THE TRANSACTION CONTEMPLATED UNDER THIS AGREEMENT, INCLUDING BUT NOT LIMITED TO LOST PROFITS OR LOSS OF BUSINESS.

11.3 Cap on Liability. UNDER NO CIRCUMSTANCES WILL A PARTY’S OR ANY OF ITS AFFILIATE’S TOTAL LIABILITY OF ALL KINDS ARISING OUT OF OR RELATED TO THIS AGREEMENT (INCLUDING BUT NOT LIMITED TO WARRANTY CLAIMS), REGARDLESS OF THE FORUM AND REGARDLESS OF WHETHER ANY ACTION OR CLAIM IS BASED ON CONTRACT, TORT, OR OTHERWISE, EXCEED THE TOTAL AMOUNT PAID OR PAYABLE BY SUCH PARTY TO THE OTHER PARTY UNDER THIS AGREEMENT FOR THE TWELVE-MONTH PERIOD PRECEDING THAT CLAIM.

11.4 Independent Allocations of Risk. EACH PROVISION OF THIS AGREEMENT THAT PROVIDES FOR A LIMITATION OF LIABILITY OR EXCLUSION OF DAMAGES IS TO ALLOCATE THE RISKS OF THIS AGREEMENT BETWEEN THE PARTIES. THIS ALLOCATION IS AN ESSENTIAL ELEMENT OF THE BASIS OF THE BARGAIN BETWEEN THE PARTIES. EACH OF THESE PROVISIONS IS SEVERABLE AND INDEPENDENT OF ALL OTHER PROVISIONS OF THIS AGREEMENT, AND EACH OF THESE PROVISIONS WILL APPLY EVEN IF THESE PROVISIONS FAIL THEIR ESSENTIAL PURPOSE.

12.	MISCELLANEOUS

12.1 Subcontractors. Each party may exercise its respective rights under this Agreement via its affiliates and subcontractors. Each party will be responsible for the compliance of its affiliates and subcontractors with the terms of this Agreement.

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12.2 Independent Contractor. The parties are independent contractors in the performance of this Agreement. Without limiting the generality of the previous sentence, neither party is authorized to bind the other party to any liability or obligation or to represent that it has any authority to do so.

12.3 Press Release. Except as expressly set forth in this Agreement or as required by the laws of any jurisdiction (including, the Securities and Futures Commission of Hong Kong or any national securities exchange or similar agency), neither party will make any public announcement or press release regarding the cooperation contemplated by this Agreement without the prior consent of the other party. Any party required by law to make a public announcement regarding any matter related to the cooperation contemplated by this Agreement will solicit from and consider in good faith the other party’s feedback on the content of that public announcement.

12.4 Force Majeure. No party to this Agreement will be liable to the other party for any failure or delay in fulfilling an obligation under this Agreement, if that failure or delay is attributable to circumstances beyond its control, including, but not limited to, any fire, power failure, labor dispute, war, civil dispute, or government action (including any new law or regulation) or inaction (“Force Majeure”). The parties agree that the deadline for fulfilling the obligation in question, and the Term, as applicable, will be extended for a period of time equal to that of the continuance of the Force Majeure.

12.5 Governing Law and Resolution of Disputes. This Agreement will be governed and construed in accordance with the Laws of Hong Kong, without reference to its choice of law rules and not including the provisions of the 1980 U.N. Convention on Contracts for the International Sale of Goods. Except for the right of either party to apply to any court of competent jurisdiction for a temporary restraining order, a preliminary injunction, or other equitable relief to preserve the status quo or prevent irreparable harm, any dispute, controversy or claim arising in any way out of or in connection with this Agreement, including the existence, validity, interpretation, performance, breach or termination of this Agreement, or any dispute regarding pre-contractual or non-contractual rights or obligations arising out of or relating to it (“Dispute”) will be referred to and finally resolved by binding arbitration administered by the Hong Kong International Arbitration Centre (“HKIAC”) under the HKIAC Administered Arbitration Rules in force when the Notice of Arbitration is submitted in accordance with those Rules (“Rules”), which Rules are deemed to be incorporated by reference into this section and as may be amended by the rest of this section. The seat of arbitration will be Hong Kong and the agreement to arbitrate contained in this section will be governed by the laws of Hong Kong. The arbitration tribunal (“Tribunal”) will consist of three arbitrators to be appointed in accordance with the Rules. Arbitration will be conducted in English. Judgment upon the award rendered by the arbitrators may be entered in any court of competent jurisdiction. The prevailing party will be entitled to receive from the other party its attorneys’ fees and costs incurred in connection with any arbitration or litigation instituted in connection with this Agreement.

12.6 Notices. All notices under the terms of this Agreement will be given in writing and sent by overnight courier, registered mail, email or will be delivered by hand to the addresses set forth below for Tencent, and to the addresses set forth on the Cover Page for Garena. All notices will be deemed to have been received when they are hand delivered, or five Business Days after their mailing.

If to Tencent:

Shenzhen Tencent Computer Systems Co., Ltd.,

Address: 14F, Kexing Science Park, Kejizhongsan Avenue, Hi-tech Park, Nan Shan District, Shenzhen City, China

Attn: Tencent Games, General Manager

Email: [***]

With copies to:

Tengyun Building, Tower A, No. 397 Tianlin Road, Xuhui District, Shanghai, 200233, China

Attn: TTG, Compliance and Transactions Department

Email: [***]

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If to Garena:

Garena Online Private Limited

Address: 1 Fusionopolis Place, #17-10, Galaxis, Singapore 138522

Attention: Group General Counsel

Email address: legal@garena.com

12.7 Assignment. Neither this Agreement nor any rights or obligations under this Agreement may be assigned or otherwise transferred by either party, in whole or in part, whether voluntarily or by operation of law, without the prior written consent of the other party. Tencent and Garena may assign this agreement or any rights and obligations under this Agreement to an affiliate or subsidiary without the other party’s consent by providing a written notice to the other party prior to such assignment. Subject to this Section, this Agreement will be binding upon and will inure to the benefit of the parties and their respective successors and assigns. Any assignment in violation of this Section will be null and void.

12.8 Waiver. Any waiver of the provisions of this Agreement or of a party’s rights or remedies under this Agreement must be in writing provided in accordance with Section 12.6 (Notices) to be effective. Failure, neglect, or delay by a party to enforce the provisions of this Agreement or its rights or remedies at any time will not be construed as a waiver of the party’s rights under this Agreement and will not in any way affect the validity of the whole or any part of this Agreement or prejudice the party’s right to take subsequent action. Exercise or enforcement by either party of any right or remedy under this Agreement will not preclude the enforcement by the party of any other right or remedy under this Agreement or that the party is entitled by law to enforce.

12.9 Severability. If any term, condition, or provision in this Agreement is found to be invalid, unlawful, or unenforceable to any extent, the parties will endeavor in good faith to agree to amendments that will preserve, as far as possible, the intentions expressed in this Agreement. If the parties fail to agree on an amendment, the invalid term, condition, or provision will be severed from the remaining terms, conditions, and provisions of this Agreement, which will continue to be valid and enforceable to the fullest extent permitted by law, and the Tribunal will preserve, as far as possible, the original intention of the parties with respect to the severed term, condition, or provision.

12.10 Remedies Cumulative. No single or partial exercise of any right or remedy will preclude any other or further exercise of any other right or remedy. Rights and remedies provided in this Agreement are cumulative and not exclusive of any right or remedy provided at law or in equity.

12.11 Confidentiality of Agreement. Each party will not disclose any terms of this Agreement to any third party without the consent of the other party, except as required by applicable law.

12.12 Counterparts. This Agreement may be executed in counterparts, each of which will be deemed to be an original and together will constitute one and the same agreement. This Agreement may also be executed and delivered by facsimile or email and that execution and delivery will have the same force and effect of an original document with original signatures.

12.13 Language. If this Agreement is executed in more than one language, then only the English version is binding on the parties.

12.14 Headings. Headings are used in this Agreement for reference only and will not be considered when interpreting this Agreement.

12.15 Integration. This Agreement and all exhibits contain the entire agreement of the parties with respect to the subject matter of this Agreement and supersede all previous communications, representations, understandings, and agreements, either oral or written, between the parties with respect to that subject matter. No terms, provisions, or conditions of any purchase order, acknowledgement, or other business form that either party may use in connection with the transactions contemplated by this Agreement will have any effect on the rights, duties, or obligations of the parties under, or otherwise modify, this Agreement, regardless of any failure of a receiving party to object to these terms, provisions, or conditions. This Agreement may not be amended, except by a writing signed by both parties.

[End of Attachment]

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